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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC FILE NUMBER
8-50990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMAC Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)
300 Galleria Officentre, Suite 200, MC: 480-400-206
(No. and street)

Southfield (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynn Belecki 313-656-5004
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900 (Address) Detroit (City) MI (State) 48243 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities LLC (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



02.26.10

Lynn Belecki — Date

Chief Financial Officer and Principal

Subscribed and sworn to before me
this 26th day of February, 2010



Notary Public

LATRISHA J. BELL
NOTARY PUBLIC STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Dec 2, 2010
ACTING IN COUNTY OF

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of GMAC Securities LLC
Southfield, MI

We have audited the accompanying balance sheet of GMAC Securities LLC (the "Company"), a wholly owned subsidiary of GMACI Holdings LLC, as of December 31, 2009, and the related statements of income, cash flows, and changes in equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GMAC Securities LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

BALANCE SHEET
AS OF DECEMBER 31, 2009

ASSETS

CASH EQUIVALENTS	$ 708,116
COMMISSION RECEIVABLE	7,059
RECEIVABLE FROM AFFILIATES	49,070
TOTAL	$ 764,245

EQUITY

EQUITY:	
Member's interest	$ 100,000
Retained earnings	664,245
TOTAL	$ 764,245

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Service fee revenue from parent	$ 161,260
Shared mutual fund commission revenue from third party	49,964
Other revenue — bank interest	3,277
Total revenues	214,501
EXPENSES:	
Direct administrative expenses	73,512
Allocated administrative expenses from parent	87,748
Total expenses	161,260
EARNINGS BEFORE TAXES	53,241
PROVISION FOR INCOME TAXES	9,373
NET INCOME	$ 43,868

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 43,868
Net change in assets which provided (used) cash:	
Commission receivable	14,701
Receivable from affiliates	(7,780)
Net cash provided by operating activities	50,789
NET INCREASE IN CASH	50,789
CASH — Beginning of year	657,327
CASH — End of year	$ 708,116
SUPPLEMENTAL INFORMATION — Cash paid for income taxes	$ 63,283

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Interest	Retained Earnings	Total Equity
BALANCE — Beginning of year	$ 100,000	$ 620,377	$ 720,377
Net income		43,868	43,868
BALANCE — End of year	$ 100,000	$ 664,245	$ 764,245

See notes to financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — GMAC Securities LLC (the "Company") is an introducing securities broker/dealer registered under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of GMACI Holdings LLC (GMACI), which is a wholly owned subsidiary of GMAC Inc. (GMAC).

In accordance with the provisions of its membership agreement with FINRA, the Company sells private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents on a best effort basis, primarily for the purpose of promoting reinsurance activities of affiliated entities. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities.

The Company is affiliated with GMACI's subsidiaries Motors Insurance Corporation (MIC), a property and casualty insurance company, and GMAC Insurance Management Corporation.

During 2003, the Company began providing 401(k) and profit sharing plan referrals to a non-affiliated FINRA member firm for a fee equivalent to 50% of the mutual fund commission revenues. Effective April 2007, this fee was reduced to 30%. Such referrals were generated by Dealer Products and Services, a strategic business unit within GMACI. The agreement with the FINRA member firm was terminated as of December 31, 2007. Effective January 1, 2008, GMACI no longer makes plan referrals and receives 50% of net mutual fund commission revenues on pre-existing sales.

Basis of Presentation — The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Subsequent events have been updated and evaluated through February 26, 2010.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company's principal estimates include provision for income taxes. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes, actual results could differ from estimates and those differences could be material.

Revenue Recognition — Shared mutual fund commission revenues are recognized in the month that the underlying investment instrument is bought or sold by the non-affiliated FINRA member firm on behalf of the referral customer.

Income Taxes — During 2008, the Company converted to a limited liability company and effective July 31, 2008 became a disregarded or pass-through entity for U.S. federal income tax purposes. U.S. federal, state, and local income taxes were not provided for, as the Company was not taxable, except in certain

local jurisdictions that tax limited liability corporations or partnerships. Effective June 30, 2009, GMAC converted (the "Conversion") from a Delaware limited liability company into a Delaware corporation pursuant to Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the Delaware General Corporation Law and was renamed "GMAC Inc." As a result of the Conversion, GMAC Inc. and certain subsidiaries, including the Company, became subject to corporate U.S. federal, state, and local taxes for the remainder of 2009.

For the period July 1, 2009 to December 31, 2009 and annual periods thereafter, the Company will join GMAC and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of a federal income tax allocation agreement between the Company and GMACI. Income taxes incurred have been provided, as required under the tax allocation agreement dated June 30, 2009. Under the federal income tax allocation agreement, the Company's tax provision is determined as if the Company was filing a separate U.S. federal income tax return. Any balances due to/from GMACI are settled on a quarterly basis.

Deferred tax assets and liabilities, if any, have been established effective June 30, 2009 for future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, we are more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Statement of Cash Flows — For purposes of reporting cash flows, cash includes cash on deposit with banks and cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recently Adopted Accounting Standards — In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162* (SFAS 168). This standard established the FASB Codification as the exclusive authoritative reference for U.S. GAAP and superseded all existing non-SEC accounting and reporting standards. As a result, we updated the references to accounting literature contained in our financial statement disclosures to reflect the ASC structure.

As of June 30, 2009, the Company adopted FASB Accounting Standard Codification (ASC) 855, *Subsequent Events*, to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 should be applied to annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial condition or results of operations.

2. RELATED-PARTY TRANSACTIONS

The Company has executed an expense sharing agreement with GMAC Insurance Holdings, Inc. (GMAC Insurance). Under this agreement, GMAC Insurance has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business until the Company can sustain itself through the revenues that it generates from third parties.

Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, outside legal expenses and audit expenses. Allocated administrative expenses from GMAC Insurance include a reasonable allocation of indirect expenses, including salaries and benefits for duties of GMAC Insurance personnel associated with the Company's securities business and the use of administrative facilities. In

return, the Company provides certain brokerage services to MIC and its affiliated companies. The Company's Registered Representatives and Registered Principals provide these services. Intercompany balances due from GMAC Insurance are recorded as receivable from affiliates and amounts are settled on a quarterly basis.

There is no expectation by GMAC Insurance that the Company repay amounts paid by GMAC Insurance on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense sharing agreement.

3. INCOME TAXES

Prior to the Conversion, U.S. federal, state, and local income taxes were not provided for the Company as it was not a taxable entity. As a result of the Conversion, the Company joined GMAC and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of a federal income tax allocation agreement between the Company and GMACI. A net deferred tax liability of $1,150 was established through income tax expense at the time of the Conversion.

The components of the provision for income taxes for the year ended December 31, 2009, are as follows:

Current income tax expense	$ 10,593
Deferred tax benefit	(1,220)
Provision for income taxes	$ 9,373

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate applicable to income and the change in tax status as of December 31, 2009, is as follows:

U.S. Federal statutory tax rate	35.0 %
Change in tax rate resulting from:	
LLC income not subject to federal or state income taxes	(21.7)
Tax status change	2.2
State and local income taxes — net of federal income tax benefit	1.9
Other	(0.3)
Effective tax rate	17.6 %

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax purposes

There were no unrecognized tax benefits at December 31, 2009. The Company believes that the liability balance will not significantly increase or decrease within the next twelve months. The Company has not accrued any amounts for interest or penalties.

A valuation allowance against deferred tax assets at the balance-sheet date is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. As of December 31, 2009, the oldest tax year that remains subject to examination in the United States is 2007.

4. CONTINGENCIES

At December 31, 2009, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

5. NET CAPITAL REQUIREMENTS

As a registered securities broker-dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0 to 1, and its net capital of $708,193 was $703,193 in excess of minimum regulatory requirements.

* * * * * *

SUPPLEMENTAL SCHEDULES

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

EQUITY	$ 764,245
LESS — Nonallowable assets — total receivables	(56,052)
NET CAPITAL	708,193
AGGREGATE INDEBTEDNESS	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 703,193
Ratio of aggregate indebtedness to net capital	0 to 1

NOTE: There are no material differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2009, filed on February 26, 2010. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

February 26, 2010

GMAC Securities LLC
400 Galleria Officentre, Suite 200
Southfield, MI 48034

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of GMAC Securities LLC (the "Company"), a wholly owned subsidiary of GMACI Holdings LLC, as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP